UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 2, 2022, Imperial Petroleum Inc. (the “Company”) completed an underwritten public offering (the “Offering”) of 9,600,000 units for $1.25 per unit, each unit consisting of (i) one common share, par value $0.01 per share (a “Common Share”), of the Company and (ii) one Class A Warrant (a “Class A Warrant”) to purchase one Common Share at an exercise price of $1.25 per Common Share, and 1,440,000 additional Class A Warrants to purchase one Common Share at an exercise price of $1.25 per common share pursuant to the underwriters’ partial exercise of their over-allotment option. The Company also issued 480,000 underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 480,000 Common Shares at an exercise price of $1.375 per share.

The aggregate gross proceeds to the Company from the Offering, before underwriting discounts and commissions and estimated expenses payable by the Company, were approximately $12.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated January 31, 2022 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule I therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class A Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Underwriters’ Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated January 31, 2022 titled “Imperial Petroleum Inc. Announces Pricing of Upsized $12.0 Million Underwritten Public Offering”.

As of the date hereof, the Company has 14,375,272 Common Shares and 795,878 8.75% Series A Convertible Redeemable Perpetual Preferred Shares issued and outstanding, as well as Class A Warrants to purchase up to 11,040,000 Common Shares at an exercise price of $1.25 per share, and underwriters warrants to purchase up to 480,000 Common Shares at an exercise price of $1.375 per share.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated January 31, 2022, by and between the Company and Maxim Group LLC, as representative of the Underwriters listed on Schedule I therein.

4.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC

4.2	Form of Class A Warrant

4.3	Form of Underwriter Warrant

99.1	Press Release, dated January 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer